FOR IMMEDIATE RELEASE               CONTACT: Wendy Hall
November 20, 2001                            Halliburton
                                             (713) 676-5227
                                             wendy.hall@halliburton.com

                                             Rod Hotz
                                             Landmark Graphics Corp.
                                             (281) 368-5766
                                             rhotz@lgc.com

                                             Pamela Griffin
                                             Magic Earth, Inc.
                                             (832) 200-4706
                                             pgriffin@magic-earth.com


                 HALLIBURTON CLOSES DEAL TO ACQUIRE MAGIC EARTH

DALLAS, Texas - Halliburton (NYSE: HAL) announces that the merger of an indirect, wholly owned subsidiary of Halliburton into Magic Earth, Inc., a leading 3-D visualization and interpretation technology company, was completed today. As a result of the stock-for-stock transaction valued at $100 million, Magic Earth becomes a wholly owned business unit of Halliburton.
     This acquisition complements the full suite of integrated exploration, drilling and production technologies from Landmark - Halliburton's wholly owned business unit - by adding Magic Earth's real-time 3-D visual interpretation technology.
     "We believe that our oil and gas exploration customers will benefit tremendously as a result of integrating key technologies provided by Magic Earth and Landmark," said Dave Lesar, chairman, president and CEO of Halliburton. "We see the integration of Magic Earth's software and Landmark's data infrastructure and other leading software tools as a major step forward to the next level of value creation."
     Edgar Ortiz, president and CEO of Halliburton's Energy Services Group, underscored the importance of the acquisition and the real-time reservoir solutions for customers that become available. "This acquisition will allow us to further differentiate ourselves in the area of real-time reservoir knowledge. Magic Earth's 3-D visual interpretation solutions will significantly reduce the time it takes to interpret seismic data, enabling customers to capture value early in the reservoir life cycle."
     "We're exceptionally pleased to be joining the Halliburton and Landmark family," said Michael J. Zeitlin, the current chairman of Magic Earth. Zeitlin will remain president and CEO of Magic Earth.
     Magic Earth, founded in 1999, specializes in real-time volume visualization and interpretation software and solutions, including consultation services for interpretation projects, training and large-screen immersive visualization centers. For additional information about Magic Earth, visit the company's Web site at www.magicearth.com.
     Landmark is the leading supplier of software and services for the upstream oil and gas industry. The company's software solutions span exploration, production, drilling, business decision analysis and data management. Landmark offers a broad range of consulting services that enable customers to optimize their technical, business and decision processes. Visit the Landmark Web site at www.lgc.com for more information.
     Halliburton, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction business segments. The company's Web site can be accessed at www.halliburton.com.

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